PRICING SUPPLEMENT No. 147C-1
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated August 28, 2007



Protection

100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE Index®

Investment Strategies for Uncertain Markets
Deutsche Bank AG, London Branch
$18,237,990 Notes Linked to the MSCI EAFE Index® due on February 27, 2009

Investment Description

These 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE Index® (the "Notes") provide an opportunity to hedge your exposure to stocks listed in 21 developed equity markets in Europe, Australasia and the Far East as represented by the MSCI EAFE Index® (the "Index") while benefiting from any moderately positive or moderately negative performance of the Index. If the Index never closes 24.6% above or below the Index Starting Level, at maturity you will receive your principal plus a return equal to the absolute value of the Index return. Otherwise, at maturity you will receive only your principal.

Features

❑ **Hedging Opportunity**—You have the potential to hedge your exposure to stocks listed in 21 developed equity markets in Europe, Australasia and the Far East while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.

❑ **Potential for Equity-Linked Performance**—If the Index never closes 24.6% above or below the Index Starting Level, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑ **Preservation of Capital**—At maturity, you will receive a cash payment equal to at least 100% of your principal.

Key Dates[1]

Trade Date	August 28, 2007
Settlement Date[1]	August 31, 2007
Final Valuation Date[1]	February 24, 2009
Maturity Date[1]	February 27, 2009
CUSIP:	25153Q 27 8
ISIN:	US25153Q2782

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement.

Security Offering

We are offering 100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE Index®. If the Index never closes above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period, at maturity investors will receive their principal plus a return equal to the Absolute Index Return, up to the Absolute Return Barrier. If the Index closes either above the Upper Barrier or below the Lower Barrier on any trading day during the Observation Period, at maturity investors will receive only their principal.

See "Additional Terms Specific to the Notes" on page 2 of this pricing supplement. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement C-1 dated June 1, 2007, underlying supplement No. 7 dated June 26, 2007 and this pricing supplement. See "Key Risks" on page 5 of this pricing supplement and "Risk Factors" beginning on page PS-8 of product supplement C-1 for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement C-1 and underlying supplement No. 7. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Note	$10.00	$0.175	$9.825
Total	$18,237,990.00	$319,164.83	$17,918,825.17

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$18,237,990.00	$559.91

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement C-1 dated June 1, 2007 and underlying supplement No. 7 dated June 26, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦ Underlying supplement No. 7 dated June 26, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507143074/d424b21.pdf

♦ Product supplement C-1 dated June 1, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507128044/d424b21.pdf

♦ Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦ Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦ You seek an 18-month investment with a return linked to the absolute return of the Index.

♦ You seek an investment that offers 100% principal protection when the Notes are held to maturity.

♦ You believe that the Index will appreciate or depreciate over the Observation Period and that the Index closing level is unlikely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any day during the Observation Period.

♦ You are willing and able to hold the Notes to maturity, and you are aware there may be little or no secondary market for the Notes.

♦ You do not seek current income from this investment.

The Notes may not be suitable for you if:

♦ You believe that the Index will appreciate or depreciate over the Observation Period and that the Index closing level is likely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any day during the Observation Period.

♦ You are unwilling or unable to hold the Notes to maturity.

♦ You seek an investment with uncapped return potential.

♦ You seek current income from your investments.

♦ You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]
Issue Price	$10.00 per Note
Term	18 months
Index	MSCI EAFE Index®
Payment at Maturity	♦ **If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier** on any single day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows: $10.00 + ($10.00 x Absolute Index Return) ♦ **If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier** on any single day during the Observation Period, you will receive $10.00 per $10.00 Note principal amount (zero return).
Absolute Index Return	Absolute value of: $$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$
Index Starting Level	2137.73
Index Ending Level	The closing level of the Index on the Final Valuation Date.
Observation Period	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Absolute Return Barrier	24.6%
Upper Index Barrier	2663.61
Lower Index Barrier	1611.85

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $10.00 Note principal amount for a hypothetical range of performance for the Absolute Index Return from -100% to +100% and assumes an Index Starting Level of 2137.73 and an Absolute Return Barrier of 24.6%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	The Index Never Closes Outside Absolute Return Barrier			The Index Closes Outside Absolute Return Barrier		
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
4275.46	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3741.03	75.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3206.60	50.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2663.61	24.60%	$2.46	$12.46	24.60%	$0.00	$10.00	0.00%
2479.77	16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
2394.26	12.00%	$1.20	$11.20	12.00%	$0.00	$10.00	0.00%
2308.75	8.00%	$0.80	$10.80	8.00%	$0.00	$10.00	0.00%
2223.24	4.00%	$0.40	$10.40	4.00%	$0.00	$10.00	0.00%
2137.73	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
2052.22	-4.00%	$0.40	$10.40	4.00%	$0.00	$10.00	0.00%
1966.71	-8.00%	$0.80	$10.80	8.00%	$0.00	$10.00	0.00%
1881.20	-12.00%	$1.20	$11.20	12.00%	$0.00	$10.00	0.00%
1795.69	-16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
1611.85	-24.60%	$2.46	$12.46	24.60%	$0.00	$10.00	0.00%
1068.87	-50.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
534.43	-75.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

[1] Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell, or hold the Notes, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Index Starting Level of 2137.73 to an Index Ending Level of 2394.26, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $1.20, and the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + ($10.00 x [(2394.26 – 2137.73)/2137.73]) = $11.20

Example 2: The level of the Index decreases by 12% from the Index Starting Level of 2137.73 to an Index Ending Level of 1881.20, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $1.20, and the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of ($10.00 x [(1881.20 – 2137.73)/2137.73]) = $11.20

Example 3: The level of the Index closes above the Upper Index Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 2137.73 to an Index Ending Level of 1881.20. Because the level of the Index has closed above the Upper Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $10.00 per $10.00 Note principal amount regardless of the Index Ending Level.

Payment at maturity per $10.00 Note principal amount = $10.00 + $0 = $10.00

Example 4: The level of the Index closes below the Lower Index Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 2137.73 to an Index Ending Level of 1881.20. Because the level of the Index has closed below the Lower Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $10.00 per $10.00 Note principal amount regardless of the Index Ending Level.

Payment at maturity per $10.00 Note principal amount = $10.00 + $0 = $10.00

What are the tax consequences of the Notes?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the Notes until maturity. Interest included in income generally will increase your basis in the Notes. Any gain recognized upon a sale, exchange or retirement of the Notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the Notes**.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you may refer to the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY**—You will receive at least 100% of the principal amount of your Notes provided that you hold the Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO ABSOLUTE RETURN**—If the Index closing level never exceeds the Upper Index Barrier or never falls below the Lower Index Barrier, in addition to return of your principal, at maturity you will receive, for each $10.00 Note principal amount, a payment equal to $10.00 x the Absolute Index Return. The Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative. Thus, the Notes provide higher returns when the Index closing levels during the Observation Period remain between the Upper Index Barrier and the Lower Index Barrier (*i.e.*, within the Absolute Return Barrier) than when there are large movements, whether positive or negative, in the Index level that cause the Index level to exceed the Upper Index Barrier or fall below the Lower Index Barrier at any point during the Observation Period.

- **RETURN LINKED TO THE PERFORMANCE OF THE MSCI EAFE INDEX®**—The return on the Notes is linked to the performance of the MSCI EAFE Index®. The MSCI EAFE Index® is intended to provide a performance benchmark for 21 developed equity markets in Europe, Australasia and the Far East.

Key Risks

- **MARKET RISK**—The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier during the Observation Period and the magnitude of the Absolute Index Return. **YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER ON ANY SINGLE DAY DURING THE OBSERVATION PERIOD**.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT**—You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

- **THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY**—Your investment in the Notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index is limited by the Absolute Return Barrier feature of the Notes. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period, the return on the Notes will not be determined by reference to the Absolute Index Return even though the Absolute Index Return may reflect significant appreciation or depreciation in the Index over the term of the Notes (the Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative). Because the Absolute Return Barrier is 24.6% of the Index Starting Level, the maximum return on the Notes is limited to 24.6% of the principal amount.

- **NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS**—As a holder of the Notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY**—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates or agents will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK**—Because the closing prices of the component stocks underlying the Index are converted into U.S. dollars for purposes of calculating the value of the Index, you will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weights of the component stocks in the Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the component stocks underlying the Index trade will result in an increase in the value of the Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected. Fluctuations in currency exchange rates can have a continuing impact on the value of the Index and may significantly decrease the value of your Notes. The return on an index composed of the component stocks underlying the Index where the closing price is not converted into U.S. dollars can be significantly different than the return on the Index.

- **LACK OF LIQUIDITY**—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the Notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT MAY BE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES**—Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Index to which the Notes are linked.

- **POTENTIAL CONFLICTS**—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES**—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the Notes;
  - the market price and dividend rate on the component stocks underlying the Index;
  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the composition of the Index and any changes to the component stocks underlying it;
  - supply and demand for the Notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The MSCI EAFE Index®

The MSCI EAFE Index® is intended to provide performance benchmarks for 21 developed equity markets in Europe, Australasia and the Far East, namely those of Australia, New Zealand, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As discussed more fully in underlying supplement No. 7 under the heading "The MSCI EAFE Index®," the performance of the MSCI EAFE Index® is a free float weighted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the 21 selected countries (the "component country indices"). Each component country index is a sampling of equity securities across industry groups in such country's equity markets. MSCI aims to include in its international indices 85% of the free float-adjusted market capitalization in each industry group, within each country. As of June 29, 2007 the MSCI EAFE Index® contained 1,145 constituents with a total market capitalization of approximately USD 13.96 trillion.

You can obtain the level of the MSCI EAFE Index® at any from the Bloomberg Financial Markets page "MXEA <Index> <GO>" or from the MSCI website at www.mscibarra.com.

The graph below illustrates the performance of the MSCI EAFE Index® from January 1, 1997 to August 28, 2007. The historical levels of the MSCI EAFE Index® should not be taken as an indication of future performance. The Upper Index Barrier and Lower Index Barrier are shown on the graph assuming an Index Starting Level of 2137.73, which was the closing level of the MSCI EAFE Index® on August 28, 2007 and an Absolute Return Barrier of 24.6%.



The information on the MSCI EAFE Index® provided in this pricing supplement should be read together with the discussion under the heading "The MSCI EAFE Index®" in underlying supplement No. 7. Information contained in the MSCI website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.175 per $10.00 Note principal amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement. See "Underwriting" in the accompanying product supplement.